MILLENIA HOPE INC.
1250 RENE LEVESQUE WEST, SUITE 2200
MONTREAL, QUEBEC, CANADA H3B 4W8
(514) 846-5757
June 2, 2006

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

RE:	MILLENIA HOPE INC.
File No. 333-133178

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-133178, to 9:00 A.M. on June 7, 2006 or as soon as practicable thereafter.

We are also aware that:

• Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

• The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

MILLENIA HOPE INC.

/s/ Leonard Stella
Leonard Stella
Chief Executive Officer